Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

04045446

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

SUPPL

SEC MAIL RECEIVED PROCESSING
OCT 06 2004
WASH. D.C. 179

4th October 2004

Dear Sir/Madam

Re Taylor Nelson Sofres plc: file no 82-4668v

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Multi Resource Marketing Ltd., Reports & Accounts for Y/E 31 December 2003 Reg. No. 2184976.
2. Metra Sofres Ltd., Reports & Accounts for Y/E 31 December 2003 Reg. No. 1747750.
3. MRM Promotional Services Ltd., Reports & Accounts for Y/E 31 December 2003 Reg. No. 2802877.
4. WHF (Southern) Ltd., Reports & Accounts for Y/E 31 December 2003 Reg. No. 2508797.
5. Parker Bishop Ltd., Report & Accounts for Y/E 31 December 2003 Reg. No. 662917.
6. Radar Research Ltd., Report & Accounts for Y/E 31 December 2003 Reg. No. 3980540.
7. Scher international Ltd., Report & Accounts for Y/E 31 December 2003 Reg. No. 2587875.
8. Specialist People Resources Ltd., Report & Accounts for Y/E 31 December 2003 Reg. No. 3032722.
9. TNS Sport Ltd., Report & Accounts for Y/E 31 December 2003 Reg. No. 2824645.
10. Taylor Nelson Sofres Services Ltd., Report & Accounts for Y/E 31 December 2003 Reg. No. 3848002.
11. TNS Media Intelligence Ltd., Report & Accounts for Y/E 31 December 2004 Reg. No. 540209.
12. TNS Field Ltd. (Formerly Specialist Field Resources Ltd.), Report & Accounts for Y/E 31 December 2003 Reg. No. 2597974.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Yours faithfully

J M Stevens

Jackie Stevens
Enc.
CC: Bank of New York – London & New York

PROCESSED
OCT 08 2004
THOMSON
FINANCIAL

dlw 10/8

F:\Users\CompanySecretarial 040101\Plc\Letters\041004 - (Securities & Exchange Commission) (TNS - Highlight for the six months ended 30 June 2004).doc

Multi Resource Marketing Limited

Report and accounts

for the year ended

31 December 2003

Reg No 2184976

Report and accounts

For the year ended 31 December 2003

Directors' Report

For the year ended 31 December 2003

The director presents his report together with the financial statements for the year ended 31 December 2003.

1 Principal activities, business review and future developments

The company was dormant throughout the year.

2 Results and dividends

The company did not trade during the year ended 31 December 2003 and the preceding period. Accordingly no profit and loss account is presented with these financial statements.

3 Director

The director of the company at 31 December 2003, who has served throughout the whole of the year ended on that date, is listed below:

A B Cowling (Chairman)

4 Directors' interests in shares of the company

The director had no interest in the shares of the company at any time during the year. Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

5 Auditors

In accordance with section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be re-appointed was passed at the annual general meeting.

6 Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board

I J Portal

Company Secretary
Westgate, London W5 1UA
27th August 2004

Multi Resource Marketing Limited

Balance sheet

As at 31 December 2003

	Notes	2003	2002
		£	£
Current assets			
Debtors: amounts falling due within one year			
Amounts owed by group undertakings		**156,626**	156,626
Net assets		**156,626**	156,626
Capital and reserves			
Called up share capital	3	**156,680**	156,680
Share premium account		**1,925**	1,925
Profit and loss account		**(1,979)**	(1,979)
Equity shareholders' funds		**156,626**	156,626

For the year ended 31 December 2003 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 4 to 5 were approved by the board of directors on 27th August 2004 and were signed on its behalf by:

A B Cowling
Chairman

1 Principal accounting policies

Basis of accounting

The financial statements are prepared under the historical cost convention, and in accordance with the Companies Act 1985 and applicable UK accounting standards.

2 Employees

The company has no employees (2002 – nil) except for its director who received no remuneration for his services during the year (2002 - £nil).

3 Called up share capital

	2003	2002
Authorised	**£**	£
250,000 ordinary shares of £1 each	**250,000**	250,000
Allotted, called up and fully paid		
156,680 ordinary shares of £1 each	**156,680**	156,680

4 Ultimate parent undertaking

The company's ultimate parent undertaking is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

Metra Sofres Limited

Report and Financial Statements

for the year ended

31 December 2003

Reg No 1747750

Metra Sofres Limited

Report and accounts

For the year ended 31 December 2003

Directors' Report

For the year ended 31 December 2003

The director presents his report together with the financial statements of the company for the year ended 31 December 2003.

Principal activities, business review and future developments

The company ceased trading on 31 December 2002 and became dormant.

Going Concern

The financial statements, which appear on pages 6 to 14, have not been prepared on a going concern basis due to the cessation of trade.

Results and dividends

The profit and loss account for the year is set out on page 6. The director does not recommend the payment of a dividend for the year (2002 - £nil).

Directors

The director of the company during the year was:

C Benazeth

Directors' interests

Mr Benazeth holds no interests in shares of the company, his interests in the ultimate parent company, Taylor Nelson Sofres plc, consists of 30,000 executive share options. No shares options were granted or sold during the year and there are no other interests held.

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution concerning their reappointment will be proposed at the Annual General Meeting.

By order of the board

I J Portal
Company Secretary
Westgate, London W5 1UA
27th August 2004

Independent auditors' report to the members of Metra Sofres Limited

For the year ended 31 December 2003

We have audited the financial statements, which comprise the profit and loss account, balance sheet and the related notes, which have been prepared under the historical cost convention, and the accounting policies set out in the statement of accounting policies.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities on page 3.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted. our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

Independent auditors' report to the members of Metra Sofres Limited

For the year ended 31 December 2003

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Basis of Preparation

We draw your attention to Note 1 of the Accounts, which explains that the directors have decided that the company will cease trading. Accordingly the going concern basis of accounting is no longer appropriate. Adjustments have been made in these financial statements to reclassify long-term liabilities as current liabilities. Our opinion is not qualified in this respect.

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2003 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
27th August 2004

Profit and loss account

For the year ended 31 December 2003

	Notes	2003	2002
		£000	£000
Turnover	2	-	629
Cost of sales		-	(411)
Gross profit		-	218
Administrative expenses		(17)	(387)
Other operating income		44	-
Profit/(loss) on ordinary activities before taxation	3	27	(169)
Taxation on profit/(loss) on ordinary activities	6	-	1
Profit/(loss) for the financial year	11	27	(168)

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the profit on ordinary activities before tax and the retained profit for the year stated above and their historical cost equivalents.

All transactions arose from operations which were discontinued on 31 December 2002.

Metra Sofres Limited

Balance Sheet

As at 31 December 2003

	Notes	2003	2002
		£000	£000
Current assets			
Debtors	7	**114**	121
Cash at bank and in hand		**18**	14
		132	135
Creditors: amounts falling due within one year	8	**(581)**	(567)
Net current liabilities		**(449)**	(432)
Total assets less current liabilities		**(449)**	(432)
Provisions for liabilities and charges		**-**	(44)
Net liabilities		**(449)**	(476)
Capital and reserves			
Called up share capital	10	**200**	200
Profit and loss account	11	**(649)**	(676)
Equity shareholders' funds	11	**(449)**	(476)

The financial statements on pages 6 to 14 were approved by the board of directors on 27th August 2004 and were signed on its behalf by:

C Benazeth

Director

Notes to the accounts

As at 31 December 2003

1 Principal accounting policies

As explained in the Directors' Report on page 2, the company ceased to trade on 31 December 2002. Accordingly, the going concern presumption in Financial Reporting Standard 18 is not appropriate and the accounts have been drawn up on a basis which reflects the decision to cease trading.

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom and with the historical cost convention. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Cash flow statement

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and the cash flows of the company are included in the consolidated group cash flow statement. Consequently, the company is exempt under the terms of Financial Reporting Standard No. 1 (revised) from publishing a cash flow statement.

Income recognition

Profits are recognised either on the completion of a project, or, in the case of certain longer term or continuous projects, on the satisfactory completion of a specific phase of the project. Provision is made for losses as soon as they are identified.

Operating leases

Rentals under operating leases are charged directly to the profit and loss account on a straight line basis over the lease term.

Foreign Exchange

Assets and liabilities denominated in foreign currency are translated at the rates ruling at the balance sheet date. Transactions denominated in foreign currency are translated into sterling at the rates ruling at the date of the transactions. These translation differences are dealt with in the profit and loss account.

1 Principal accounting policies (continued)

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that, based on available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

2 Turnover

Turnover represents the total amount receivable by the company in respect of services to customers, excluding Value Added Tax.

3 Operating profit/(loss)

	2003	2002
	£000	£000
Operating profit/(loss) is stated after charging		
Depreciation of tangible assets	**-**	**2**
Operating leases - land and buildings	**-**	**13**
Auditors' remuneration	**-**	**-**
Profit on disposal of tangible fixed assets	**-**	**(1)**
Exchange gains	**(8)**	**(2)**

The auditors remuneration for the year ended 31 December 2003 has been borne by a fellow group undertaking, TNS UK Limited.

Notes to the accounts

As at 31 December 2003

3 Operating profit/(loss) (continued)

Including exceptional items of:

	2003	2002
	£000	£000
Cost of redundancies	-	80
Settlement of contractual obligations	-	93
	-	173

4 Director's emoluments

The company director received no remuneration for his services in the year (2002 - £ nil).

5 Employee information

The average number of employees (including executive directors) employed by the company during the year was as follows:

	2003	2002
	No.	No.
Marketing	-	2
Administration	-	1
	-	3

Employment costs comprised:		£000
Wages and salaries	-	167
Social security costs	-	9
Other pension costs	-	3
	-	179

6 Taxation

	2003	2002
	£000	£000
UK corporation tax (credit)/ charge at 30%(2002: 30%)		
-current	-	-
Deferred tax		
Origination and reversal of timing differences	-	-
- prior years	-	(1)
	-	(1)

Factor affecting tax (credit)/charge for the year:		
Profit/(Loss) on ordinary activities before tax	27	(169)
Profit/(Loss) on ordinary activities before tax multiplied by the standard rate of corporation tax (30%)	8	(51)
Effects of:-		
Group loss relief	(8)	51
Disallowable expenses		-
Current tax	-	-

The company has no un-provided deferred tax (2002 - £nil). Deferred tax is analysed as follows:

	Accelerated Capital Allowances	**Total**
	£000	**£000**
At 1 January and 31 December 2003	1	1

7 Debtors

	2003	2002
	£000	£000
Trade debtors	113	113
Prepayments and accrued income	-	7
Other debtors	1	1
	114	121

8 Creditors: amounts falling due within one year

	2003	2002
	£000	£000
Amounts due to group undertakings	579	463
Accruals	-	104
Other creditors	2	-
	581	567

Amounts due to group undertakings contains a non-interest-bearing loan provided by the immediate parent company of £81,000 (2002: £81,000). The loan is classified as a current asset due to the company being a non going concern.

9 Pension costs

The company contributes to the personal pension plans of its senior officers. The pension cost charge represents contributions and administrative charges by the company and amounted to £nil (2002: £2,693).

10 Share capital

	2003	2002
	£000	£000
Authorised		
200,000 Ordinary shares of £1 each	**200**	200
Allotted, called up and fully paid		
200,000 Ordinary shares of £1 each	**200**	200

11 Reconciliation of movements in shareholders' funds

	Share Capital	Profit & Loss Account	Total
	£000	£000	£000
Balance as at 1 January 2003	200	(676)	(476)
Profit for the financial year	-	27	**27**
Balance as at 31 December 2003	**200**	**(649)**	**(449)**

12 Related party transactions

Metra Sofres Limited is a wholly owned subsidiary of Taylor Nelson Sofres plc, the consolidated financial statements of which are publicly available. Consequently, the financial statements of Metra Sofres Limited do not include disclosure of transactions with companies that are part of the group or investees of the group that qualify as related parties.

13 Ultimate parent undertaking

The immediate parent company is Sofres SA. The ultimate parent company and ultimate controlling party is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the ultimate parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc. Westgate, London W5 1UA.

MRM Promotional Services Limited

Report and accounts

For the year ended

31 December 2003

Reg No 2802877

MFM Promotional Services Limited

Report and accounts

For the year ended 31 December 2003

Directors' report

For the year ended 31 December 2003

The director presents his report together with the audited financial statements of the company for the year ended 31 December 2003.

Principal activities, business review and future developments

The principal activity of the company during the year was data processing for membership subscriptions, competition management and promotional services. On 1st August 2003 the company ceased trading and the business was sold.

Results and dividends

The company's profit for the financial year is £644,000 (2002: £84,000). The director does not recommend the payment of a dividend for the year (2002 - £nil).

Directors

The director of the company during the year is listed below:

A B Cowling (Chairman)

Directors' interests in shares of the company

The director had no interest in shares of the company at any time during the year.

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interests in shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution concerning their reappointment will be proposed at the Annual General Meeting.

By order of the board

I J Portal

Company Secretary
Westgate, London W5 1UA
27th August 2004

Independent auditors' report to the members of MRM Promotional Services Limited

For the year ended 31 December 2003

We have audited the financial statements which comprise the profit and loss account, the balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Independent auditors' report to the members of MRM Promotional Services Limited

For the year ended 31 December 2003

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2003 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors
1 Embankment Place, London WC2N 6RH
London
27th August 2004

Profit and loss account

For the year ended 31 December 2003

	Notes	2003	2002
		£000	£000
Turnover	2	**1,899**	3,727
Cost of sales		**(858)**	(2,400)
Gross profit		**1,041**	1,327
Administrative expenses		**(1,087)**	(1,240)
Operating (loss)/profit		**(46)**	87
Profit on sale of discontinued operations		**700**	-
Profit on ordinary activities before taxation	3	**654**	87
Taxation on profit on ordinary activities	6	**(10)**	(3)
Profit for the financial year		**644**	84

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the profit or loss on ordinary activities before tax and the retained profit or loss for the year stated above and their historical cost equivalents.

All the above transactions in the current year relate to discontinued operations as the company ceased trading on 1st August 2003.

MRM Promotional Services Limited

Balance sheet

As at 31 December 2003

	Notes	2003	2002
		£000	£000
Current assets			
Investments	7	**900**	-
Debtors	8	**1,166**	22,399
Cash at bank and in hand		**42**	37
		2,108	22,436
Creditors: amounts falling due within one year	9	**(994)**	(21,966)
Net assets		**1,114**	470
Capital and reserves			
Called up share capital	10	**1**	1
Share premium account	11	**999**	999
Profit and loss account	11	**114**	(530)
Equity shareholders' funds	11	**1,114**	470

The financial statements on pages 6 to 15 were approved by the director on 27th August 2004 and were signed by:

A B Cowling
Chairman

1 Principal accounting policies

Basis of accounting

The financial statements are prepared on the going concern basis under the historical cost convention and, in accordance with the Companies Act 1985 and applicable UK accounting standards. The principal accounting policies are set out below;

Cash flow statement

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and the cash flows of the company are included in the consolidated group cash flow statement. Consequently, the company is exempt under the terms of Financial Reporting Standard No. 1 (revised) from publishing a cash flow statement.

Operating leases

Rentals under operating leases are charged directly to the profit and loss account on a straight-line basis over the lease term.

Pension arrangements

The company participates in a group defined contribution pension plan. Contributions are charged to the profit and loss account as they become payable in accordance with the rules of the plan.

1 Principal accounting policies (continued)

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that, based on available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

Investments

Investments are stated at the lower of cost or their recoverable amount, which is determined as the higher of net realisable value and value in use.

2 Turnover

Turnover represents the total amounts invoiced by the company in respect of services provided to customers, excluding Value Added Tax, and was all earned within the United Kingdom.

3 Profit on ordinary activities before taxation

Profit on ordinary activities before taxation is stated after charging/(crediting):

	2003	2002
	£000	£000
Operating leases - land and buildings	-	128

Auditors' remuneration for the year ended 31 December 2003 and 2002 has been borne by a fellow group undertaking, Taylor Nelson Sofres UK Ltd.

4 Directors' emoluments

The director received no remuneration for his services throughout the year (2002 – £nil).

Benefits are accruing to one director under the defined benefit plan. Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his emoluments are disclosed in the financial statements of that company.

5 Employee information

The average number of employees (including executive directors) employed by the company during the year was as follows:

	2003	2002
	No.	No.
Directors	1	1
Other	59	66
	60	67

Employment costs comprised:	£000	£000
Wages and salaries	453	930
Social security costs	47	86
Other pension costs	15	29
	515	1,045

6 Taxation on profit on ordinary activities

	2003	2002
	£000	£000
Analysis of charge in the year:		
Current tax		
UK corporation tax on profit for the year	-	-
Total current tax	-	-
Deferred tax		
Origination and reversal of timing difference		
- Current year	10	3
- Prior Year	-	-
Total deferred tax	10	3
Tax on profit on ordinary activities	10	3
Factors affecting tax charge for the year:		
Profit on ordinary activities before taxation	654	87
Profit on ordinary activities before tax multiplied by the standard rate of corporation tax (30%)	196	26
Effects of:		
Expenses not deductible for tax purposes	6	2
Utilisation of tax losses	(192)	(25)
Capital allowances for year in excess of depreciation	(10)	(3)
Current tax charge	-	-

The company benefited from the surrender of losses, resulting in there being no corporation tax charge for 2003 or 2002. Such losses are surrendered to MRM Promotional Services Ltd at nil cost, from other companies within the Group.

Deferred tax liabilities have not been discounted.

6 Taxation on profit on ordinary activities (continued)

There is no un-provided deferred tax in the company (2002- nil). Deferred taxation is analysed as follows:

	Accelerated Capital Allowances	**Total**
	£000	**£000**
At 1 January 2003	(10)	**(10)**
Charged to profit and loss account	10	**10**
As at 31 December 2003	-	**-**

7 Current Asset Investments

	2003	2002
	£000	£000
Redeemable preference shares	**900**	-

The trade and £0.5 million of net assets of MRM Promotional Services were sold in the year for a consideration of £1.2 million, comprising cash of £0.3 million and 900,000 £1 cumulative redeemable preference shares issued at par.

Notes to the financial statements

For the year ended 31 December 2003

8 Debtors

	2003	2002
	£000	£000
Trade debtors	40	2,400
Amounts due from group undertakings	210	1,229
Loans to group undertakings	876	18,654
Prepayments and accrued income	-	69
Other debtors	40	47
	1,166	22,399

9 Creditors: Amounts falling due within one year

	2003	2002
	£000	£000
Bank loans and overdrafts	61	226
Amounts owed to group undertakings	825	20,489
Fees in advance	-	65
Other tax and social security	-	257
Other creditors	108	456
Accruals	-	473
	994	21,966

10 Called up share capital

	2003	2002
	£000	£000
Authorised		
100,000 ordinary shares of £1 each	100	100
Allotted, called up and fully paid		
1,000 ordinary shares of £1 each	1	1

Notes to the financial statements

For the year ended 31 December 2003

11 Reconciliation of movements in shareholders' funds

	Share Premium £000	Share Capital £000	Profit & loss £000	Total £000
Balance as at 1 January 2003	999	1	(530)	**470**
Profit for the financial year	-	-	644	**644**
Balance as at 31 December 2003	**999**	**1**	**114**	**1,114**

12 Other financial commitments

Annual commitments under non-cancellable operating leases are as follows:

	Land and buildings	
	2003	2002
Operating leases which expire:	**£000**	£000
within one year	-	33
within two to five years	-	-
	-	33

13 Related party transactions

MRM Promotional Services Limited is a wholly owned subsidiary of TNS UK Limited, which is itself a wholly owned subsidiary of Taylor Nelson Sofres Plc, the consolidated financial statements of which are publicly available. Consequently, in accordance with the exemption allowed by paragraph 3(c) of FRS8, Related Party Disclosures, the financial statements do not include disclosure of transactions with companies that are part of the group or investees of the group that qualify as related parties.

14 Ultimate parent undertaking

The immediate and ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

WHF (Southern) Limited

Report and accounts

for the year ended

31 December 2003

Reg No 2508797

Report and Accounts

For the year ended 31 December 2003

Directors' Report

For the year ended 31 December 2003

The directors present their report together with the audited financial statements of the company for the year ended 31 December 2003.

Principal activities, business review and future developments

The company did not trade during the year. The business of WHF (Southern) Ltd was sold to TNS UK Ltd with effect from 1st January 2003.

Results and dividends

The company's profit for the financial year was £1,179,000 (2002: £11,000 loss). The directors do not recommend the payment of a dividend for the year (2002 – nil).

Directors

The directors of the company during the year are listed below:

R H Findlay
A B Cowling

Directors' interests in shares of the company

No directors had any interests in shares of the company at any time during the year.

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interest in shares of Taylor Nelson Sofres plc is disclosed in the directors' report of that company.

R H Findlay did not have any interests in shares of Taylor Nelson Sofres plc, or any other company within the group, at any time during the year.

Directors' Report

For the year ended 31 December 2003

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to assume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution concerning their reappointment will be proposed at the Annual General Meeting.

By order of the board

I J Portal

Company Secretary
Westgate, London W5 1UA
27th August 2004

Independent auditors' report to the members of WHF (Southern) Limited

For the year ended 31 December 2003

We have audited the financial statements which comprise the profit and loss account, balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Independent auditors' report to the members of WHF (Southern) Limited

For the year ended 31 December 2003

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2003 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors
London
27th August 2004

Profit and Loss account

For the year ended 31 December 2003

	Notes	2003	2002
		£000	£000
Turnover	2	-	3,721
Cost of sales		-	(2,490)
Gross profit		-	1,231
Administrative expenses		-	(1,249)
Operating loss on ordinary activities	3	-	(18)
Interest receivable and similar income		-	2
Profit on sale of discontinued operations		**1,188**	-
Profit/(loss) on ordinary activities before tax		**1,188**	(16)
Taxation on profit/(loss) on ordinary activities	6	**(9)**	5
Retained profit/(loss) for the financial year	11	**1,179**	(11)

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the profit or loss on ordinary activities before tax and the retained profit or loss for the year stated above and their historical cost equivalents.

The trade of WHF (Southern) Ltd was transferred to TNS UK Ltd with effect from 1 January 2003, therefore all the above transactions in the current year relate to discontinued operations.

Balance Sheet

As at 31 December 2003

	Notes	2003	2002
		£000	£000
Fixed assets			
Tangible fixed assets	7	-	4
Current assets			
Work in progress		-	38
Debtors	8	**1,550**	1,265
Cash at bank and in hand		-	57
		1,550	1,360
Creditors: amounts falling due within one year	9	-	(993)
Net current assets		**1,550**	367
Total assets less current liabilities		**1,550**	371
Net assets		**1,550**	371
Capital and reserves			
Called up share capital	10	-	-
Profit and loss account	11	**1,550**	371
Equity shareholders' funds	11	**1,550**	371

The financial statements on pages 6 to 16 were approved by the board of directors on 27th August 2004 and were signed on its behalf by:

A B Cowling
Chairman

Notes to the financial statements

For the year ended 31 December 2003

1 Principal accounting policies

Basis of accounting

The financial statements are prepared on the going concern basis under the historical cost convention and in accordance with the Companies Act 1985 and applicable UK accounting standards. The principal accounting policies are set out below;

Cash flow statement

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and the cash flows of the company are included in the consolidated group cash flow statement. Consequently, the company is exempt under the terms of the Financial Reporting Standard No. 1 (revised) from publishing a cash flow statement.

Revenue recognition

Revenue and profits on short term projects are recognised on the completion of the project. Costs incurred on projects up to completion are included within work-in-progress. Revenue and profits on long term or continuous projects are recognised on the satisfactory completion of each phase of the project. Costs incurred on projects are included within work-in-progress until completion of each phase. Amounts invoiced to clients in advance of revenue and profits being recognised are shown as payments received on account within creditors. Provisions are made for losses on projects as soon as they are identified.

Tangible fixed assets

Fixed assets are stated at original cost less accumulated depreciation. Depreciation is provided on all fixed assets at rates calculated to write off the cost less estimated residual value of each asset principally on a straight line basis over its expected useful life as follows:

Fixtures, fittings and computer equipment	3 - 10 years
Computer software and databases	5 years or remaining life if shorter
Leasehold improvements	10 years or period of lease if shorter

1 Principal accounting policies (continued)

Operating leases

Rentals under operating leases are charged directly to the profit and loss account on a straight line basis over the lease term.

Stocks and work-in-progress

Stocks and work-in-progress are stated at the lower of cost and net realisable value. Cost includes direct costs incurred on incomplete client projects and an appropriate element of specifically attributable overheads.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that, based on available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

2 Turnover

Turnover represents the total amounts invoiced by the company in respect of services provided to customers, excluding Value Added Tax, and was all earned within the United Kingdom.

3 Profit/(loss) on ordinary activities before taxation

Profit/(loss) on ordinary activities before taxation is stated after charging/(crediting):

	2003	2002
	£000	£000
Depreciation of owned fixed assets	**4**	29
Depreciation recharged to acquiring entity	**(4)**	-
Auditors' remuneration for audit services		3
Operating leases – land and buildings	**-**	66
Profit on disposal of business	**(1,188)**	-
Interest receivable and similar income	**-**	(2)

4 Employee information

The average number of employees (including executive directors) employed by the company during the period was as follows:

	2003	2002
	No.	No.
Marketing	-	12
Production	-	10
Administration	-	3
	-	25

Employment costs comprised:	£000	£000
Wages and salaries	-	575
Social security costs	-	50
Other pension costs	-	23
	-	648

5 Directors' emoluments

	2003	2002
	£000	£000
Aggregate emoluments	-	81
Contribution to money purchase pension scheme	-	6
	-	87

No directors accrue benefits under the money purchase pension scheme (2002: 2).

6 Taxation on profit on ordinary activities

	2003	2002
	£000	£000
Analysis of charge/(credit) in the year:		
Current tax		
Adjustments in respect of prior year	-	(2)
Total current tax	-	(2)
Deferred tax		
Origination and reversal of timing differences		
- current year	9	(3)
- prior year		-
Total deferred tax	9	(3)
Tax on (loss)/profit on ordinary activities	9	(5)
Factor affecting tax charge/(credit) for the year:		
Profit/(loss) on ordinary activities before tax	1,188	(16)
Profit/(loss) on ordinary activities before tax multiplied by the standard rate of corporation tax (30%)	356	(5)
Effects of :		
Profit on disposal of business	(356)	-
Group relief	-	1
Depreciation in excess of capital allowances	-	4
Adjustments in respect of prior years	-	(2)
Current tax credit	-	(2)

6 Taxation on profit on ordinary activities (continued)

There is no un-provided deferred tax in the company (2002 nil). Deferred taxation is analysed as follows:

	Accelerated Capital Allowances	**Total**
	£000	**£000**
At 1 January 2003	(9)	**(9)**
Charged to the profit and loss account	9	**9**
As at 31 December 2003	-	**-**

Notes to the financial statements

For the year ended 31 December 2003

7 Tangible fixed assets

	Land and Buildings	Plant and Machinery	Computer equipment	Total
	£000	£000	£000	£000
Cost				
At 1 January 2003	5	108	53	166
Disposals	(5)	(108)	(53)	(166)
At 31 December 2003	-	-	-	-
Depreciation				
At 1 January 2002	4	105	53	162
Charge in year	1	3	-	4
Disposals	(5)	(108)	(53)	(166)
At 31 December 2003	-	-	-	-
Net book value				
At 31 December 2003	-	-	-	-
At 31 December 2002	1	3	-	4

8 Debtors

	2003	2002
	£000	£000
Trade debtors	-	291
Amounts due from group undertakings	**1,550**	943
Other debtors	-	24
Prepayments and accrued income	-	7
	1,550	1,265

Notes to the financial statements

As at 31 December 2003

9 Creditors: Amounts falling due within one year

	2003	2002
	£000	£000
Trade creditors	**-**	5
Payments on account	**-**	43
Amounts owing to group undertakings	**-**	853
Accruals and deferred income	**-**	87
Other creditors	**-**	5
	-	993

10 Called up share capital

	2003	2002
	£	£
Authorised		
1000 ordinary shares of £1 each	**1,000**	1,000
Allotted, called up and fully paid		
2 ordinary shares of £1 each	**2**	2

11 Reconciliation of movements in shareholders' funds

	2003	2002
	£000	£000
Opening shareholders' funds	371	382
Retained profit/(loss) for the year	1,179	(11)
Closing shareholders' funds	1,550	371

12 Financial commitments

Annual commitments under non-cancellable operating leases are as follows:

	Land and buildings	
	2003	2002
Operating leases which expire:	£000	£000
within two to five years	-	66
	-	66

13 Related party transactions

WHF (Southern) Limited is a wholly owned subsidiary of Taylor Nelson Sofres plc, the consolidated financial statements of which are publicly available. Consequently, in accordance with the exemption allowed by paragraph 3(c) of FRS8, Related Party Disclosures, the financial statements do not include disclosure of transactions with companies that are part of the group or investees of the group that qualify as related parties.

14 Ultimate parent undertaking

The immediate parent undertaking is TNS UK Ltd and the ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc which is registered in England and Wales.

Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

Taylor Nelson Sofres Services Limited

Report and accounts

for the year ended 31 December 2003

Reg No 3848002

Taylor Nelson Sofres Services Limited

Report and accounts

For the year ended 31st December 2003

The directors present their report together with the audited financial statements of the company for the period ended 31 December 2003.

Principal activities, business review and future developments

The company's principal activity is to ring fence central corporate costs and charges. The company provides agency services to the group for intercompany trading. Both the level of business and the year end financial position were satisfactory, and the directors expect that the present level of activity will be sustained for the foreseeable future.

Results and dividends

The Company's profit for the financial year is £979,000 (2002: loss of £83,000). A final dividend of £nil is being declared for year ending 31st December 2003. (2002: £1,458,301).

Directors

The directors of the company at 31 December 2003, both of whom have been directors for the year ended on that date, are listed below:

A B Cowling (Chairman)
DS Lowden

Directors' interests in shares of the company

No directors had any interests in shares of the company at any time during the year.

Both the directors A B Cowling and DS Lowden are also the directors of the parent undertaking, Taylor Nelson Sofres plc, and their interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the annual general meeting.

By order of the board

Ian Portal
Company Secretary
Westgate, London W5 1UA
27th August 2004

Auditors' report to the members of Taylor Nelson Sofres Services Limited

For the year ended 31st December 2003

We have audited the financial statements which comprise the profit and loss account, the balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Auditors' report to the members of Taylor Nelson Sofres Services Limited

For the year ended 31st December 2003

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2003 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
27th August 2004

Taylor Nelson Sofres Services Limited

Profit and Loss account

As at 31 December 2003

	Notes	2003 £000	2002 £000
Turnover - continuing operations	2	**15,662**	12,889
Cost of sales		**-**	-
Gross profit		**15,662**	12,889
Administrative expenses		**(14,685)**	(11,514)
Operating profit - continuing operations	3	**977**	1,375
Interest receivable and similar income		**2**	-
Profit on ordinary activities before taxation	3	**979**	1,375
Taxation on profit on ordinary activities	5	**-**	-
Profit for the period		**979**	1,375
Dividends	6	**-**	(1,458)
Retained profit/(loss) for the period	11	**979**	(83)

The company has no other recognised gains or losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the profit on ordinary activities before tax and the retained profit for the period stated. There were no discontinued activities during the period. (2002 - £nil)

Balance sheet

As at 31 December 2003

	Notes	2003	2002
		£000	£000
Fixed assets			
Investments		26	-
Current assets			
Cash		123	96
Debtors	8	37,557	37,803
Creditors: amounts falling due within one year	9	(36,351)	(37,523)
Net current assets		1,329	376
Net assets		1,355	376
Capital and reserves			
Called up share capital	10	-	-
Profit and loss account	11	1,355	376
Equity shareholders' funds	11	1,355	376

The financial statements on pages 6 to 11 were approved by the board of directors on 27th August 2004 and were signed on its behalf by:

A B Cowling
Chairman

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting
The financial statements have been prepared in accordance with the historical cost convention.

Cash flow statement
The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and the cash flows of the company are included in the consolidated group cash flow statement. Consequently, the company is exempt under the terms of Financial Reporting Standard No. 1 (revised) from publishing a cash flow statement.

Taxation
The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that, based on available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

Foreign currencies
Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account.

Fixed asset investments
Fixed asset investments are stated at the lower of cost or their recoverable amount, which is determined as the higher of net realisable value and value in use.

2 Turnover

Turnover represents the total amount receivable by the company in respect of recharges to all group companies relating to the services provided by Taylor Nelson Sofres Services Limited.

Notes to the financial statements - continued

As at 31 December 2003

3 Profit on ordinary activities before taxation

Auditors' remuneration in respect of the year ended 31 December 2003 and 2002 has been borne by fellow group undertaking, Taylor Nelson Sofres UK Ltd.

4 Directors' emoluments

The company has no employees except for its directors, who received no remuneration for their services in the period.

5 Taxation

The current tax charge for the period is £nil (2002: £nil).

The tax for the period varies from then the standard rate of corporation tax in the UK (30%) (2002:30%). The differences are explained below:

	2003	2002
	£000	£000
Profit on ordinary activities before tax	**979**	1,375
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2002: 30%)	**294**	413
Effects of:		
Group relief	**(182)**	(324)
Withholding tax suffered	**(112)**	(89)
Current tax charge	**-**	-

6 Dividends

	2003	2002
	£000	£000
Final dividend – proposed	**-**	1,458
	-	1,458

7 Fixed asset investments

TNS Direct is a 100% subsidiary of TNS Services Ltd. TNS Direct was created in France to support Quick project with a start up capital of Euro 37,000 in December 2003.

Notes to the financial statements - continued

As at 31 December 2003

8 Debtors

	2003	2002
	£000	£000
Loans to fellow group undertakings	**33,274**	21,950
Amounts owed by fellow group undertakings	**3,905**	15,594
Social security and other taxes	**378**	259
	37,557	37,803

9 Creditors: amounts falling due within one year

	2003	2002
	£000	£000
Accruals	**184**	95
Amounts owed to fellow group undertakings	**31,934**	33,195
Amounts owed to parent undertakings	**4,233**	2,775
Proposed dividends	**-**	1,458
	36,351	37,523

10 Share capital

	2003	2002	**2003**	2002
	No. of shares	No. of shares	**£000**	£000
Authorised				
Ordinary shares of £1 each	**1,000**	1,000	**1**	1
Allotted, called up and fully paid				
At 1 January and 31 December	**2**	2	**-**	-

Notes to the financial statements - continued

As at 31 December 2003

11 Reconciliation of movements in shareholders' funds

	Share capital	Profit and Loss account	**Total**
	£000	£000	**£000**
At 1st January 2003	-	376	**376**
Retained profit for the year	-	979	**979**
At 31 December 2003	-	**1,355**	**1,355**

12 Related party transactions

Taylor Nelson Sofres Services Limited is a wholly owned subsidiary of Taylor Nelson Sofres plc, the consolidated financial statements of which are publicly available. Consequently, the financial statements of Taylor Nelson Sofres Services Limited do not include disclosure of transactions with companies that are part of the group or investees of the group that qualify as related parties.

13 Ultimate parent undertaking

The immediate and ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements may be obtained from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

Parker Bishop Limited

Report and accounts

for the year ended

31 December 2003

Reg No 662917

Parker Bishop Limited

Report and accounts

For the year ended 31 December 2003

The director presents his report together with the audited financial statements of the company for the year ended 31 December 2003.

Principal activities, business review and future developments

The company did not trade during the year.

Results and dividends

The company's loss for the financial year is £5,000 (2002: £65,000 profit). The directors do not recommend the payment of a dividend for the year (2002: £nil).

Directors

The director of the company during the year is listed below:

A B Cowling (Chairman)

Directors' interests in shares of the company

The director had no interest in shares of the company at any time during the year.

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interests in shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be re-appointed will be proposed at the annual general meeting.

By order of the board

I J Portal

Company Secretary
Westgate, London W5 1UA
27th August 2004

Independent auditors' report to the members of Parker Bishop Limited

For the year ended 31 December 2003

We have audited the financial statements which comprise the profit and loss account, the balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Independent auditors' report to the members of Parker Bishop Limited

For the year ended 31 December 2003

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2003 and of its loss for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
27th August 2004

Profit and loss account

For the year ended 31 December 2003

	Notes	**2003**	2002
		£000	£000
Turnover	2	-	279
Cost of sales		-	(87)
Gross profit		-	192
Administrative expenses		-	(137)
Operating profit		-	55
Interest receivable and similar charges	3	-	6
Profit on ordinary activities before taxation	3	-	61
Taxation on profit on ordinary activities	6	(5)	4
(Loss)/profit for the financial year		(5)	65

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the profit or loss on ordinary activities before tax and the retained profit or loss for the year stated above and their historical cost equivalents.

All of the above transactions in the current year relate to discontinued operations.

Balance sheet

As at 31 December 2003

	Notes	2003	2002
		£000	£000
Fixed assets			
Tangible fixed assets	7	-	6
		-	6
Current assets			
Debtors	8	177	189
Cash at bank and in hand		-	1
		177	190
Creditors: amounts falling due within one year	9	-	(14)
Net current assets		177	176
Net assets		177	182
Capital and reserves			
Called up share capital	10	3	3
Profit and loss account	11	174	179
Equity shareholders' funds	11	177	182

The financial statements on pages 6 to 15 were approved by the board of directors on 27th August 2004 and were signed on its behalf by:

A B Cowling

Director

Notes to the financial statements

For the year ended 31 December 2003

1 Principal accounting policies

Basis of accounting

The financial statements are prepared on the going concern basis, under the historical cost convention, and in accordance with the Companies Act 1985 and applicable UK accounting standards. The principal accounting policies are set out below.

Cashflow statement

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and the cash flows of the company are included in the consolidated group cash flow statement. Consequently, the company is exempt under the terms of Financial Reporting Standard No. 1 (revised) from publishing a cash flow statement.

Tangible fixed assets

Fixed assets are stated at original cost less accumulated depreciation. Depreciation is provided on all fixed assets at rates calculated to write off the cost less estimated residual value of each asset principally on a straight line basis over its expected useful life as follows:

Fixtures, fittings and computer equipment	3 - 10 years

Operating leases

Rentals under operating leases are charged directly to the profit and loss account on a straight-line basis over the lease term.

Pensions

The company participates in the group defined contribution pension plan, contributions for which are charged to the profit and loss account as they become payable in accordance with the rules of the plan.

1 Principal accounting policies (continued)

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that, based on available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

2 Turnover

Turnover represents the total amounts invoiced by the company in respect of broadcast monitoring services to customers, primarily group companies, excluding Value Added Tax, and was all earned within the United Kingdom.

3 (Loss)/profit on ordinary activities before taxation

(Loss)/profit on ordinary activities before taxation is stated after charging/(crediting):

	2003	2002
	£000	£000
Depreciation of owned fixed assets	-	5
Auditors' remuneration for audit services	-	3
Operating leases – land and buildings	-	25
Interest receivable and similar income	-	(6)

4 Directors' emoluments

No directors received any emoluments during the year (2002: £nil).

Benefits are accruing to one director under the defined benefit plan. Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his emoluments are disclosed in the financial statements of that company.

5 Employee information

The average number of employees (including executive directors) employed by the company during the year was as follows:

	2003	2002
	No.	No.
Monitoring and production	-	3
Sales and administration	-	3
	-	6

Employment costs comprised:	**£000**	£000
Wages and salaries	-	83
Social security costs	-	6
Other pension costs	-	3
	-	92

Notes to the financial statements

For the year ended 31 December 2003

6 Taxation on profit on ordinary activities

	2003	2002
	£000	£000
Analysis of charge/(credit) in the year:		
Current tax		
Adjustments in respect of prior years	-	(5)
Total current tax	-	(5)
Deferred tax		
Origination and reversal of timing difference		
- Current year	5	1
- Prior year	-	-
Total deferred tax	5	1
Tax on profit on ordinary activities	5	(4)
Factors affecting tax charge/(credit) for the year:		
Profit on ordinary activities before taxation	-	61
Loss on ordinary activities before tax multiplied by the standard rate of corporation tax (30%)	-	18
Effects of:		
Group relief	-	(17)
Depreciation for year in excess of capital allowances	-	(1)
Adjustments to tax charge in respect of prior years	-	(5)
Current tax charge/(credit)	-	(5)

6 Taxation on profit on ordinary activities (continued)

There is no un-provided deferred tax in the company (2002: £nil). Deferred tax is analysed as follows:

	Accelerated Capital Allowances	**Total**
	£000	**£000**
At 1 January 2003	(5)	**(5)**
Charged to profit and loss account	5	**5**
As at 31 December 2003	-	**-**

7 Tangible fixed assets

	Equipment	Total
	£000	£000
Cost		
At 1 January 2003	85	85
Transfers out	(85)	(85)
At 31 December 2003	-	-
Depreciation		
At 1 January 2003	79	79
Transfers out	(79)	(79)
At 31 December 2003	-	-
Net book value		
At 31 December 2003	-	-
At 31 December 2002	6	6

Notes to the financial statements

For the year ended 31 December 2003

8 Debtors

	2003	2002
	£000	£000
Amounts due from group undertakings	177	183
Other debtors	-	6
	177	189

9 Creditors: Amounts falling due within one year

	2003	2002
	£000	£000
Amounts due from group undertakings	-	3
Other creditors	-	11
	-	14

10 Called up share capital

	2003	2002
	£000	£000
Authorised		
5,000 ordinary shares of £1 each	5	5
Allotted, called up and fully paid		
3,400 ordinary shares of £1 each	3	3

11 Reconciliation of movements in shareholders' funds

	Share capital £000	Profit and loss account £000	Total £000
Balance at 1 January 2003	3	179	182
Loss for the year	-	(5)	(5)
Balance at 31 December 2003	**3**	**174**	**177**

12 Other financial commitments

Annual commitments under non-cancellable operating leases are as follows:

	Land and buildings	
	2003	2002
Operating leases which expire:	**£000**	£000
Within two to five years	-	25
	-	25

13 Related party transactions

Parker Bishop Limited is a wholly owned subsidiary of Taylor Nelson Sofres plc, the consolidated financial statements of which are publicly available. Consequently, in accordance with the exemption allowed by paragraph 3(c) of FRS8, Related Party Disclosures, the financial statements do not include disclosure of transactions with companies that are part of the group or investees of the group that qualify as related parties.

Notes to the financial statements

For the year ended 31 December 2003

14 Ultimate parent undertaking

The immediate parent undertaking is TNS Media Intelligence Ltd and the ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

Radar Research Limited

Report and accounts

for the year ended

31 December 2003

Reg No 3980540

Report and accounts

For the year ended 31 December 2003

Directors' report

For the year ended 31 December 2003

The directors present their report together with the audited financial statements of the company for the year ended 31 December 2003.

Principal activities, business review and future developments

The company ceased to trade and became dormant on 31 July 2002. However, the property held under operating lease was sublet for the remainder of the head lease on 31 January 2003, with the rental income from the sublet covering the lease commitment held by the company.

Going Concern

The financial statements, which appear on pages 6 to 15, have not been prepared on a going concern basis as cessation of trade occurred on 31 July 2002.

Results and dividends

The company's profit for the financial year was £82,000 (2002: £326.000). The directors do not recommend the payment of a dividend for the year. (2002 : £nil)

Directors

The directors of the company during the year are listed below:

Michael W Penford
Mark Tims
Judith Passingham

Directors' interests in shares of the company

Directors' interests in the share capital of the ultimate parent undertaking, Taylor Nelson Sofres Plc, as recorded in the register of directors' interests were:

	Plan	1 January 2003	Granted	Exercised	31 December 2003	Maturity Date
M.W. Penford	A	-	10,829	-	10,829	August 2008
	B	160,000	80,000	-	240,000	April 2004 to July 2005
	C	194,091	-	94,091	100,000	June 2005
J. Passingham	A	16,079	-	13,487	2,592	June 2003 to July 2006
	B	120,000	60,000	-	180,000	April 2004 to July 2005
		490,170	150,829	107,578	533,421	

Directors' report

For the year ended 31 December 2003

Directors' interests in shares of the company (continued)

Details of the Share Options Plan (Plan A), Executive Share Option Plan (Plan B) and Long Term Incentive Plan (Plan C) are disclosed in the ultimate parent undertaking accounts, Taylor Nelson Sofres plc.

The directors' interests in the ordinary shares of Taylor Nelson Sofres plc were: -

	31 Dec 2003	31 Dec 2002
Mike Penford	**39,102**	37,102
Judith Passingham	-	5,389

The director's interests were beneficially owned. With the exception of the interests disclosed above, no director had any interest in the shares or debentures of any group company at either 31 December 2003 or 31 December 2002.

Auditors

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution concerning their reappointment will be proposed at the Annual General Meeting.

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board

I J Portal
Company Secretary
Westgate, London W5 1UA
27th August 2004

27th August 2004

Independent auditors' Report to the members of Radar Research Limited

For the year ended 31 December 2003

We have audited the financial statements which comprise the profit and loss account, balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

Independent auditors' Report to the members of Radar Research Limited

For the year ended 31 December 2003

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Basis of Preparation

We draw your attention to Note 1 of the Accounts, which explains that the company ceased trading during the prior year. Accordingly the going concern basis of accounting is no longer appropriate. Therefore all assets and liabilities are stated at their net realisable value and are classified as current. Our opinion is not qualified in this respect.

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2003 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
27th August 2004

Profit and loss account

For the year ended 31 December 2003

	Notes	**Year to 31 Dec 2003**	Year to 31 Dec 2002
		£000	£000
Turnover	2	**-**	56
Cost of sales		**-**	(69)
Gross profit/(loss)		**-**	(13)
Administrative expenses		**(31)**	(336)
Other operating income		**113**	-
Less: release of provision made in 2002		**-**	691
Operating profit		**82**	342
Interest Payable	6	**-**	(16)
Profit on ordinary activities before taxation	3	**82**	326
Taxation on profit on ordinary activities	7	**-**	129
Retained Profit for the year		**82**	455
Retained loss brought forward		**(1,630)**	(2,085)
Retained Loss carried forward		**(1,548)**	(1,630)

All arose from operations which discontinued on 31 July 2002 (see Note 1)

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the loss on ordinary activities before tax and the retained profit or loss for the period stated above and their historical cost equivalents.

Balance Sheet

As at 31 December 2003

	Notes	2003	2002
		£000	£000
Current assets			
Debtors	8	**155**	192
		155	192
Creditors: amounts falling due within one year	9	**(1,203)**	(1,282)
Net current liabilities		**(1,048)**	(1,090)
Provisions for liabilities and charges	12	**-**	(40)
Net liabilities		**(1,048)**	(1,130)
Capital and reserves			
Called up share capital	10	**500**	500
Profit and loss account	11	**(1,548)**	(1,630)
Equity shareholders' liabilities	11	**(1,048)**	(1,130)

The financial statements on pages 6 to 15 were approved by the board of directors on 27th August 2004 and were signed on its behalf by:

Judith Passingham
Director

1 Principal accounting policies

Basis of preparation of the financial statements

As explained in the Directors' Report on page 2, the company ceased to trade on 31 July 2002. Accordingly, the going concern presumption in Financial Reporting Standard 18 is not appropriate and the accounts have been drawn up on a basis which reflects the decision to cease trading.

The financial statements have been prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable Accounting Standards in the United Kingdom. The principal accounting policies are set out below.

Cash flow statement

The company satisfies the small company limits set out in the Companies Act 1985. Consequently, the company is exempt under the terms of Financial Reporting Standard No. 1 (revised) from publishing a cash flow statement.

Revenue recognition

Revenue and profits on short term projects are recognised on the completion of the project. Costs incurred on projects up to completion are included within work-in-progress. Revenue and profits on long term or continuous projects are recognised on the satisfactory completion of each phase of the project. Costs incurred on projects are included within work-in-progress until completion of each phase. Amounts invoiced to clients in advance of revenue and profits being recognised are shown as payments received on account within creditors. Provisions are made for losses on projects as soon as they are identified.

Operating leases

Rentals under operating leases are charged directly to the profit and loss account on a straight line basis over the lease term.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that, based on available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

2 Turnover

Turnover represents the total amount receivable by the company in respect of services to customers, excluding Value Added Tax, and was all earned in the UK.

3 Profit/loss on ordinary activities before taxation

Profit/loss on ordinary activities before taxation is stated after charging/(crediting):

	Year to 31 Dec 2003 £000	Year to 31 Dec 2002 £000
Operating leases – land and buildings	**117**	110
Property rental income received	**(113)**	-

The auditor's remuneration for the year ended 31 December 2003 and 31 December 2002 has been borne by the immediate parent company, TNS UK Limited.

4 Employee information

The average number of employees (including executive directors) employed by the company during the period was as follows:

	Year to 31 Dec 2003	Year to 31 Dec 2002
	No.	No.
Marketing	-	1
Production	-	4
Administration	-	1
	-	6

Employment costs comprised:	**£000**	£000
Wages and salaries	-	268
Social security costs	-	29
Other pension costs	-	4
	-	301

5 Directors' emoluments

The emoluments of the directors of the company were:-

	Year to 31 Dec 2003	Year to 31 Dec 2002
	£000	£000
Aggregate emoluments	-	68

6 Interest Payable

	Year to 31 Dec 2003 £000	Year to 31 Dec 2002 £000
Interest payable to group undertaking for loan provided to purchase undertaking	-	16
	-	16

Interest was calculated per the loan agreements on the following basis:

- Loan provided by fellow group undertaking: 3 month London Interbank (libor) plus 50 basis points.

The loans are repayable on demand and are included in note 9 of the accounts.

7 Taxation on loss on ordinary activities

	Year to 31 Dec 2003 £000	Year to 31 Dec 2002 £000
Analysis of credit in the year:		
Current tax		
UK corporation tax on profit for the year	-	(155)
Total current tax	-	(155)
Deferred tax		
Origination and reversal of timing differences		
- Current	-	26
- Prior	-	-
Total deferred tax	-	26
Tax on profit on ordinary activities	-	**(129)**
Factor affecting tax credit for the year:		
Profit on ordinary activities before tax	**82**	326
Profit on ordinary activities before tax multiplied by the standard rate of corporation tax (30%)	**25**	98
Effects of:-		
Depreciation in excess of capital allowances	-	316
Exceptional items	-	(447)
Permanent timing differences	-	(110)
Corporation tax payment	-	(12)
Tax losses carried forward	**(25)**	-
	-	(155)

There is no un-provided deferred tax in the company (2002 - £nil). Deferred tax liabilities have not been discounted.

8 Debtors

	Year to 31 Dec 2003 £000	Year to 31 Dec 2002 £000
Trade debtors	-	8
Other debtors	155	184
	155	192

9 Creditors: Amounts falling due within one year

	Year to 31 Dec 2003 £000	Year to 31 Dec 2002 £000
Amounts owing to group undertakings	507	469
Loan due to fellow group undertaking	696	696
Other taxation and social security	-	4
Other Creditors	-	42
Accruals and deferred income	-	71
	1,203	1,282

10 Called up share capital

	Year to 31 Dec 2003 £000	Year to 31 Dec 2002 £000
Authorised, allotted and fully paid		
500,000 ordinary shares of £1 each	500	500

11 Reconciliation of movements in shareholders' funds

	Year to 31 Dec 2003 £000	Year to 31 Dec 2002 £000
Opening shareholders' liabilities	**(1,130)**	(1,585)
Profit for the financial year	**82**	455
Closing shareholders' liabilities	**(1,048)**	(1,130)

12 Provisions for liabilities and charges

	£000
1 January 2003	**40**
Charged to the profit and loss account	**-**
Utilised in year	**-**
Released to the profit and loss account	**(40)**
31 December 2003	**-**

Prior year provision was created to cover closure costs in relation to the company's cessation of trade. Liabilities no longer existed in 2003, and as such the provision was released to the profit and loss account.

13 Financial commitments

Annual commitments under non-cancellable operating leases are as follows:

	Land & Buildings	Plant & machinery	Total
Operating leases which expire:	**£000**	**£000**	**£000**
Between two to five years	110	-	110
	110	**-**	**110**

The property was sublet for the duration of the head lease on 31 January 2003 with the rental income from the sublet covering the lease commitment held by the company.

14 Related Party transactions

Radar Research Limited has related party transactions as defined by Financial Reporting Standard 8, with TNS UK Ltd, its immediate parent undertaking, and Taylor Nelson Sofres International Limited, its fellow group undertaking.

	As at 31 Dec 2003 £000	As at 31 Dec 2002 £000
Fees for market research carried out on behalf of TNS UK Limited	-	35
Amounts owed to TNS UK Limited	**507**	469
Amounts owed to Taylor Nelson Sofres International Limited	**696**	696

15 Ultimate parent undertaking

The immediate parent undertaking is TNS UK Limited Ltd and the ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc which is registered in England and Wales.

Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

Scher International Limited

Report and accounts

for the year ended

31 December 2003

Reg No 2587875

Sener International Limited

Report and accounts

For the year ended 31 December 2003

Directors' report

For the year ended 31 December 2003

The director presents his report together with the audited financial statements of the company for the year ended 31 December 2003.

Principal activities, business review and future developments

The company did not trade during the year. The business of Scher International Ltd was transferred to TNS UK Ltd, the immediate parent company, with effect from 1 January 2003.

Results and dividends

The profit for the year was £1,529,000 (2002: £376,000 loss). The director does not recommend the payment of a dividend for the year (2002 - £nil).

Directors

The director of the company during the year is listed below:

AB Cowling

Directors' interests in shares of the company

The director did not hold any interests in the shares of the company at any time during the year.

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interest in shares of Taylor Nelson Sofres plc is disclosed in the directors' report of that company.

Directors' report

For the year ended 31 December 2003

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is appropriate to presume that the company will continue in business

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution concerning their reappointment will be proposed at the Annual General Meeting.

By order of the board

I J Portal
Company Secretary
Westgate, London W5 1UA
27th August 2004

Independent auditors' report to the members of Scher International Limited

For the year ended 31 December 2003

We have audited the financial statements which comprise the profit and loss account, balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Independent auditors' report to the members of Scher International Limited

For the year ended 31 December 2003

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2003 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
1 Embankment Place, London WC2N 6RH
London
27th August 2004

Profit and loss account

For the year ended 31 December 2003

	Notes	2003	2002
		£000	£000
Turnover	2	-	1,876
Cost of sales		-	(1,199)
Gross profit		-	677
Administrative expenses		-	(1,042)
Operating Loss		-	(365)
Interest receivable and similar income	3	-	2
Profit on sale of discontinued operations	3	**1,902**	-
Profit/(loss) on ordinary activities before taxation	3	**1,902**	(363)
Taxation on profit/(loss) on ordinary activities	6	**3**	29
Profit/(loss) for the financial year		**1,905**	(334)
Retained loss at 1 January		**(376)**	(42)
Retained profit/(loss) at 31 December	11	**1,529**	(376)

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the profit or loss on ordinary activities before tax and the retained profit or loss for the year stated above and their historical cost equivalents.

The trade of Scher International Ltd was transferred to TNS UK Ltd with effect from 1 January 2003, therefore all the above transactions in the current year relate to discontinued operations.

Balance sheet

As at 31 December 2003

	Note	2003	2002
		£000	£000
Fixed assets			
Software and databases	7	-	148
		-	148
Current assets			
Work in progress		-	1
Debtors	8	2,026	1,439
Cash at bank and in hand		24	317
		2,050	1,757
Creditors: amounts falling due within one year	9	-	(1,760)
Net current assets/(liabilities)		2,050	(3)
Net assets		2,050	145
Capital and reserves			
Called up share capital	10	1	1
Share premium	11	520	520
Profit and loss account	11	1,529	(376)
Equity shareholders' funds	11	2,050	145

The financial statements on pages 6 to 17 were approved by the board of directors on 27th August 2004 and were signed on its behalf by:

A B Cowling

Chairman

1 Principal accounting policies

Basis of accounting

The financial statements are prepared on the going concern basis under the historical cost convention and in accordance with the Companies Act 1985 and applicable UK accounting standards. The principal accounting policies are set out below.

Cash flow statement

The company falls within the small company criteria as defined by the accounting standards. Consequently, the company is exempt under the terms of Financial Reporting Standard No. 1 (Revised) from publishing a cash flow statement.

Revenue recognition

Revenue and profits on short term projects are recognised on the completion of the project. Costs incurred on projects up to completion are included within work-in-progress. Revenue and profits on long term or continuous projects are recognised on the satisfactory completion of each phase of the project. Costs incurred on projects are included within work-in-progress until completion of each phase. Amounts invoiced to clients in advance of revenue and profits being recognised are shown as payments received on account within creditors. Provisions are made for losses on projects as soon as they are identified.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are charged or credited to the profit and loss account.

1 Principal accounting policies (continued)

Tangible fixed assets and other intangible fixed assets

Fixed assets are stated at original cost less accumulated depreciation. Depreciation is provided on all fixed assets at rates calculated to write off the cost less estimated residual value of each asset principally on a straight line basis over its expected useful life as follows:

Fixtures, fittings and computer equipment	3 - 10 years
Computer software and databases	5 years
Leasehold improvements	10 years or period of lease if shorter

Operating leases

Rentals under operating leases are charged directly to the profit and loss account on a straight line basis over the lease term.

Pension costs

The company participates in a group defined contribution pension plan. Contributions are charged to the profit and loss account as they become payable in accordance with the rules of the plan.

Stocks and work-in-progress

Stocks and work-in-progress are stated at the lower of cost and net realisable value. Cost includes direct costs incurred on incomplete client projects and an appropriate element of specifically attributable overheads.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that, based on available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

Notes to the financial statements

For the year ended 31 December 2003

2 Turnover

Turnover represents the total amounts invoiced by the company in respect of services provided to customers, excluding Value Added Tax, and was all earned within the United Kingdom.

3 Profit/(loss) on ordinary activities before taxation

Profit/(loss) on ordinary activities before taxation is stated after charging/(crediting):

	2003	2002
	£000	£000
Amortisation of development costs	-	62
Operating leases - Buildings	-	1
Operating leases –other	-	-
Bank interest received	-	2
Profit on disposal of business	**(1,902)**	-

Auditors' remuneration in respect of the years ended 31 December 2003 and 2002 has been borne by fellow group undertaking, Taylor Nelson Sofres UK Ltd.

4 Directors' emoluments

The emoluments of the directors of the company were:

	2003	2002
	£000	£000
Aggregate emoluments	-	125
Pension contributions to defined contribution scheme	-	7
	-	132

All directors accrue retirement benefits under group defined contribution schemes. The emoluments shown above include amounts paid to:

	2003	2002
	£000	£000
Highest paid director	-	82
Pension contributions to defined contribution scheme	-	5
	-	87

Notes to the financial statements

For the year ended 31 December 2003

5 Employee information

The average number of employees (including executive directors) employed by the company during the year was as follows:

	2003	2002
	No.	No.
Marketing	-	8
Administration	-	1
	-	9

	2003	2002
	£000	£000
Employment costs comprised:		
Wages and salaries	-	493
Social security costs	-	46
Other pension costs	-	8
	-	547

6 Taxation on profit/(loss) on ordinary activities

	2003	2002
	£000	£000
Analysis of credit in the year:		
Current tax		
UK corporation tax on profit for the year	-	-
Adjustments in respect of prior years	(7)	(30)
Total current tax	(7)	(30)
Deferred tax		
Origination and reversal of timing difference		
- Current year	4	1
- Prior Year	-	-
Total deferred tax	4	1
Tax on profit/(loss) on ordinary activities	(3)	(29)
Factors affecting tax credit for the year:		
Profit/(loss) on ordinary activities before taxation	**1,902**	(363)
Profit/(loss) on ordinary activities before tax multiplied by the standard rate of corporation tax (30%)	**571**	(109)
Effects of:		
Profit on disposal of business	**(571)**	-
Utilisation of tax losses	-	110
Excess of capital allowances over depreciation	-	(1)
Adjustments to tax charge in respect of prior years	(7)	(30)
Current tax credit	(7)	(30)

6 Taxation on profit/(loss) on ordinary activities (continued)

There is no unprovided deferred tax in the company (2002-£nil). Deferred taxation is analysed as follows:

	Accelerated Capital Allowances	**Total**
	£000	**£000**
At 1 January 2003	(4)	**(4)**
Charged to profit and loss account	4	**4**
As at 31 December 2003	-	**-**

Notes to the financial statements

For the year ended 31 December 2003

7 Fixed assets

	Software & Databases
	£000
Cost	
At 1 January 2003	321
Disposal	(321)
At 31 December 2003	-
Amortisation	
At 1 January 2003	173
Disposal	(173)
At 31 December 2003	
Net Book Value	
At 31 December 2003	-
At 31 December 2002	148

8 Debtors

	2003	2002
	£000	£000
Trade debtors	-	1,197
Amounts owed by fellow group undertakings	2,026	1
Other debtors	-	4
Prepayments and accrued income	-	237
	2,026	1,439

9 Creditors: Amounts falling due within one year

	2003	2002
	£000	£000
Bank overdrafts	-	30
Trade creditors	-	2
Amounts owed to fellow Group Undertakings	-	859
Amount owed to Parent	-	624
Corporation tax	-	7
Other taxes and social security	-	120
Accruals	-	118
	-	1,760

10 Called up share capital

	2003	2002
Authorised	**£**	£
100,000 ordinary shares of 1p each	**1,000**	1,000
Allotted, called up and fully paid		
50,000 ordinary shares of 1p each	**500**	500

11 Reconciliation of movements in shareholders' funds

	Share capital £000	Share premium £000	Profit and loss account £000	Total £000
Balance at 1 January 2003	1	520	(376)	145
Retained profit for the financial year	-	-	1,905	1,905
Balance at 31 December 2003	**1**	**520**	**1,529**	**2,050**

12 Related Party Transactions

Scher International Limited is a wholly owned subsidiary of Taylor Nelson Sofres plc, the consolidated financial statements of which are publicly available. Consequently, in accordance with the exemption allowed by paragraph 3(c) of FRS8, Related Party Disclosures, the financial statements do not include disclosure of transactions with companies that are part of the group or investees of the group that qualify as related parties.

13 Ultimate parent undertaking

The immediate parent undertaking is TNS UK Ltd and the ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres Plc which is registered in England and Wales.

Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

Specialist People Resources Limited

Report and accounts

for the year ended

31 December 2003

Reg No 3032722

Specialist People Resources Limited

Report and accounts

For the year ended 31 December 2003

Directors' report

For the year ended 31 December 2003

The director presents his report together with the financial statements of the company for the year ended 31 December 2003.

Principal activities, business review and future developments

The company's principal activity consists of the supply of temporary staff to service businesses. Both the level of business and the year end financial position were satisfactory and the director expects that the present level of activity will be sustained for the foreseeable future.

Results and dividends

The profit for the financial year is £617,305 (2002: £378,024 loss). The director does not recommend the payment of a final dividend (2002: £1,088,510).

Directors

The director of the company during the year is listed below:

A B Cowling

Directors' interests in shares

The director had no interests in the shares of the company at any time during the year.

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc, and his interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution concerning their reappointment will be proposed at the Annual General Meeting.

By order of the board

I J Portal

Company Secretary
Westgate, London W5 1UA
27th August 2004

Independent auditors' report to the members of Specialist People Resources Limited

For the year ended 31 December 2003

We have audited the financial statements which comprise the profit and loss account, the balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Independent auditors' report to the members of Specialist People Resources Limited

For the year ended 31 December 2003

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2003 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
27th August 2004

Profit and loss account

For the year ended 31 December 2003

	Note	2003	2002
		£	£
Turnover - continuing operations	2	**7,699,857**	7,765,236
Cost of sales		**(7,082,552)**	(7,054,777)
Gross Profit		**617,305**	710,459
Interest receivable and similar income		-	-
Profit on ordinary activities before taxation	3	**617,305**	710,459
Taxation on profit on ordinary activities	5	-	27
Profit for the financial year		**617,305**	710,486
Dividends payable		-	(1,088,510)
Retained profit/(loss) for the financial year	9	**617,305**	(378,024)

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the profit on ordinary activities before tax and the retained profit or loss for the year stated above and their historical cost equivalents.

There were no discontinued activities in the year (2002: £nil).

Balance sheet

As at 31 December 2003

	Notes	2003	2002
		£	£
Current assets			
Debtors	6	**1,327,793**	2,387,074
Creditors: amounts falling due within one year	7	**-**	(1,676,586)
Net assets		**1,327,793**	710,488
Capital and reserves			
Called up share capital	8	**2**	2
Profit and loss account	9	**1,327,791**	710,486
Equity shareholders' funds	9	**1,327,793**	710,488

The financial statements on pages 6 to 11 were approved by the director on 27th August 2004 and were signed by:

A B Cowling
Chairman

1 Principal accounting policies

Basis of accounting

The financial statements are prepared on the going concern basis under the historical cost convention and, in accordance with the Companies Act 1985 and applicable UK accounting standards. The principal accounting policies are set out below.

Cash flow statement

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and the cash flows of the company are included in the consolidated group cash flow statement. Consequently, the company is exempt under the terms of Financial Reporting Standard No. 1 (Revised) from publishing a cash flow statement.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that, based on available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

2 Turnover

Turnover represents the total amounts invoiced by the company in respect of services to customers, all of which are group companies, excluding Value Added Tax, and was all earned within the United Kingdom.

3 Profit on ordinary activities before taxation

Auditors' remuneration in respect of the years ended 31 December 2003 and 31 December 2002 have been borne by the immediate parent company, Taylor Nelson Sofres UK Ltd.

4 Director's remuneration

The company has no employees (2002: nil) except for its director who received no remuneration for his services during the year (2002: £ nil).

5 Taxation on profit on ordinary activities

	2003	2002
	£	£
Analysis of credit in the year		
Current tax		
UK corporation tax on profit for the year	-	-
Adjustments in respect of prior years	-	(27)
Tax on profit on ordinary activities	-	(27)
Factors affecting tax charge for the year		
Profit on ordinary activities before tax	**617,305**	710,488
Profit on ordinary activities before tax multiplied by standard rate of corporation tax (30%)	**185,192**	213,146
Effects of:		
Utilisation of group relief	**(185,192)**	(213,146)
Adjustments in respect of prior years	-	(27)
Tax credit on profit on ordinary activities	-	(27)

The company benefited from the surrender of losses, resulting in there being no corporation tax charge for 2003. Such losses are surrendered to Specialist People Resources at nil cost, from other companies within the Group.

There is no un-provided deferred tax in the company (2002: £nil).

6 Debtors

	2003	2002
	£	£
Amounts owed by parent undertaking	**1,327,793**	2,387,047
Corporation tax	-	27
	1,327,793	2,387,074

7 Creditors: Amounts falling due within one year

	2003	2002
	£	£
Amounts owed to parent	-	1,676,586
	-	1,676,586

8 Called up share capital

	2003	2002
Authorised	£	£
100 ordinary shares of £1 each	**100**	100
Allotted, called up and fully paid		
2 ordinary shares of £1 each	**2**	2

9 Reconciliation of movements in shareholders' funds

	Share Capital	Profit and loss	Total
	£	£	£
Balance at 1 January 2003	2	710,486	710,488
Retained profit for the year	-	617,305	617,305
Closing shareholders' funds	2	1,327,791	1,327,793

10 Related party transactions

Specialist People Resources Limited is a wholly owned subsidiary of Taylor Nelson Sofres plc, the consolidated financial statements of which are publicly available. Consequently, in accordance with the exemption allowed by paragraph 3(c) of FRS8, Related Party Disclosures, the financial statements do not include disclosure of transactions with companies that are part of the group or investees of the group that qualify as related parties.

11 Ultimate parent undertaking

The immediate parent undertaking is TNS UK Ltd.

The ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the ultimate parent's consolidated financial statements may be obtained from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

TNS Sport Limited

Report and accounts

for the year ended

31 December 2003

Reg No 2824645

TNS Sport Limited

Report and Accounts

For the year ended 31 December 2003

The directors present their report together with the audited financial statements of the company for the year ended 31 December 2003.

Principal activities, business review and future developments

The principal activity of the company during the year was, and will continue to be, that of sports and sponsorship research. Both the level of business and the year end financial position were satisfactory, and the directors expect that the present level of activity will be sustained for the foreseeable future.

Results and dividends

The company's profit for the financial year is £346,000 (18 month period ended 31st December 2002: £702,000). The directors do not recommend the payment of a dividend for the year (2002 - £nil).

Directors

The directors of the company who held office during the year are listed below:

M Cornish
A B Cowling
J M Portail

Directors' interests in shares of the company

Neither Mr Cornish nor Mr Portail had any interests in the shares of the company or the parent company at anytime during the year.

Mr Cowling is director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

Directors' report

For the year ended 31 December 2003

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that year. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution concerning their reappointment will be proposed at the Annual General Meeting.

By order of the board

I J Portal

Company Secretary
Westgate, London, W5 1UA
27th August 2004

Independent auditors' report to the members of TNS Sport Limited

For the year ended 31 December 2003

We have audited the financial statements which comprise the profit and loss account, the balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Independent auditors' report to the members of TNS Sport Limited

For the year ended 31 December 2003

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2003 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
27th August 2004

Profit and loss account

For the year ended 31 December 2003

	Notes	Year ended 31 Dec 2003	18 month period ended 31 Dec 2002
		£000	£000
Turnover	2	**2,458**	4,047
Cost of sales		**(605)**	(773)
Gross profit		**1,853**	3,274
Administrative expenses		**(1,506)**	(2,495)
Operating profit		**347**	779
Interest payable and similar charges	3	**-**	(1)
Profit on ordinary activities before taxation	3	**347**	778
Taxation on profit on ordinary activities	6	**(1)**	(76)
Retained profit for the financial period	11	**346**	702

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the profit or loss on ordinary activities before tax and the retained profit or loss for the year stated above and their historical cost equivalents.

All the above transactions arise from continuing activities, and there were no discontinued activities during the year (2002: £nil).

Balance Sheet

As at 31 December 2003

	Notes	At 31 December 2003	At 31 December 2002
		£000	£000
Fixed assets			
Tangible fixed assets	7	**29**	23
Current assets			
Work-in-progress		**-**	9
Debtors	8	**1,597**	1,444
Cash at bank and in hand		**55**	15
		1,652	1,468
Creditors: amounts falling due within one year	9	**(392)**	(548)
Net current assets		**1,260**	920
Net assets		**1,289**	943
Capital and reserves			
Called up share capital	10	**4**	4
Share premium	11	**75**	75
Profit and loss account	11	**1,210**	864
Equity shareholders' funds	11	**1,289**	943

The financial statements on pages 6 to 17 were approved by the board of directors on 27th August 2004 and were signed on its behalf by:

A B Cowling
Chairman

1 Principal accounting policies

Basis of accounting

The financial statements are prepared on the going concern basis under the historical cost convention, and in accordance with the Companies Act 1985 and applicable UK accounting standards. The principal accounting policies are set out below;

Cashflow statement

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and the cash flows of the company are included in the consolidated group cash flow statement. Consequently, the company is exempt under the terms of Financial Reporting Standard No. 1 (revised) from publishing a cash flow statement.

Foreign currencies

Monetary assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account.

Revenue recognition

Revenue and profits on short term projects are recognised on the completion of the project. Costs incurred on projects up to completion are included within work-in-progress. Revenue and profits on long term or continuous projects are recognised on the satisfactory completion of each phase of the project. Costs incurred on projects are included within work-in-progress until completion of each phase. Amounts invoiced to clients in advance of revenue and profits being recognised are shown as payments received on account within creditors. Provisions are made for losses on projects as soon as they are identified.

Principal accounting policies (continued)

Tangible fixed assets

Fixed assets are stated at original cost less accumulated depreciation. Depreciation is provided on all fixed assets, other than freehold land, at rates calculated to write off the cost less estimated residual value of each asset principally on a straight line basis over its expected useful life as follows:

Fixtures, fittings and computer equipment	3 - 10 years

Operating leases

Rentals under operating leases are charged directly to the profit and loss account on a straight-line basis over the lease term.

Pensions

The company participates in the group defined contribution pension plan, contributions for which are charged to the profit and loss account as they become payable in accordance with the rules of the plan.

Stock and work in progress

Stocks and work-in-progress are stated at the lower of cost and net realisable value. Cost includes direct costs incurred on incomplete client projects and an appropriate element of specifically attributable overheads.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that, based on available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

2 Turnover

Turnover represents the total amounts invoiced by the company in respect of sports and sponsorship research services to customers, excluding Value Added Tax.

3 Profit on ordinary activities before taxation

Profit on ordinary activities before taxation is stated after charging/(crediting):

	Year ended 31 Dec 2003	18 month period ended 31 Dec 2002
	£000	£000
Depreciation of owned fixed assets	**12**	112
Foreign exchange (gain)/loss	**(4)**	12
Auditors' remuneration for audit services	**4**	7
Loss on disposal of fixed assets	**-**	9
Operating leases - land and buildings	**38**	60
Operating leases - other	**-**	1
Interest payable – on loans	**-**	1

4 Directors' emoluments

The emoluments of the directors of the company were:

	Year ended 31 Dec 2003	18 month period ended 31 Dec 2002
	£000	£000
Aggregate emoluments	**113**	133
Pension contributions to defined contribution scheme	**-**	9
	113	142

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his emoluments are disclosed in the financial statements of that company.

5 Employee information

The average number of employees (including executive directors) employed by the company during the year was as follows:

	Year ended 31 Dec 2003	18 month period ended 31 Dec 2002
	No.	No.
Monitoring and production	**25**	30
Sales and marketing	**3**	4
Finance and administration	**3**	5
	31	39

Employment costs comprised:	**£000**	£000
Wages and salaries	**826**	1,366
Social security costs	**99**	129
Other pension costs	**24**	20
	949	1,515

6 Taxation on profit on ordinary activities

	Year ended 31 Dec 2003	18 month period ended 31 Dec 2002
	£000	£000
Analysis of charge in the period:		
Current tax		
UK corporation tax on profit for the period	-	86
Total current tax	-	86
Deferred tax		
Origination and reversal of timing difference		
- Current period	1	(28)
- Prior period	-	18
Total deferred tax	1	(10)
Tax on profit on ordinary activities	1	76
Factors affecting tax charge for the period:		
Profit on ordinary activities before taxation	347	778
Profit on ordinary activities before tax multiplied by the standard rate of corporation tax 30%	104	233
Effects of:		
Expenses not deductible for tax purposes	2	8
Group relief	(107)	(183)
Depreciation for period in excess of capital allowances	1	28
Current tax charge	-	86

The company benefited from the surrender of losses, resulting in there being no corporation tax charge for 2003. Such losses are surrendered to TNS Sport Limited at nil cost from other companies within the Group.

6 Taxation on profit on ordinary activities (continued)

There is no un-provided deferred tax in the company (2002 nil). Deferred taxation is analysed as follows:

	Accelerated Capital Allowances	Total
	£000	£000
At 1 January 2003	(10)	(10)
Charged to the profit and loss account	1	1
As at 31 December 2003	**(9)**	**(9)**

7 Tangible fixed assets

	Fixtures, Fittings and Equipment	Total
	£000	£000
Cost		
At 1 January 2003	132	132
Additions	18	18
At 31 December 2003	**150**	**150**
Depreciation		
At 1 January 2003	109	109
Charge for the year	12	12
At 31 December 2003	**121**	**121**
Net book value		
At 31 December 2003	**29**	**29**
At 31 December 2002	23	23

8 Debtors

	2003	2002
	£000	£000
Trade debtors	**438**	357
Amounts due from group undertakings	**1,028**	977
Prepayments and accrued income	**94**	92
Other debtors	**37**	18
	1,597	1,444

9 Creditors: Amounts falling due within one year

	2003	2002
	£000	£000
Trade creditors	-	2
Amounts owed to group undertakings	-	19
Fees in advance	**151**	164
Corporation tax	-	86
Other tax and social security	**65**	85
Accruals and deferred income	**165**	186
Other creditors	**11**	6
	392	548

10 Called up share capital

	2003	2002
	£	£
Authorised		
99,000 ordinary shares of £1 each	**99,000**	99,000
200 ordinary A shares of £1 each	**200**	200
200 ordinary B shares of £1 each	**200**	200
200 ordinary C shares of £1 each	**200**	200
200 ordinary D shares of £1 each	**200**	200
200 ordinary E shares of £1 each	**200**	200
	100,000	100,000

	2003	2002
	£	£
Allotted, called up and fully paid		
3,000 ordinary shares of £1 each	**3,000**	3,000
200 ordinary A shares of £1 each	**200**	200
200 ordinary B shares of £1 each	**200**	200
200 ordinary C shares of £1 each	**200**	200
200 ordinary D shares of £1 each	**200**	200
	3,800	3,800

11 Reconciliation of movements in shareholders' funds

	Share Capital £000	Share Premium £000	Profit and loss account £000	Total £000
Balance at 1 January 2003	4	75	864	943
Profit for the year	-	-	346	346
Balance at 31 December 2003	**4**	**75**	**1,210**	**1,289**

12 Other financial commitments

Annual commitments under non-cancellable operating leases are as follows:

	Land and buildings	
	2003	2002
Operating leases which expire:	**£000**	£000
within two to five years:	**45**	49
	45	49

13 Related party transactions

TNS Sport Limited is a wholly owned subsidiary of TNS UK Limited, which is itself a wholly owned subsidiary of Taylor Nelson Sofres Plc, the consolidated financial statements of which are publicly available. Consequently, in accordance with the exemption allowed by paragraph 3(c) of FRS8, Related Party Disclosures, the financial statements do not include disclosure of transactions with companies that are part of the group or investees of the group that qualify as related parties.

14 Ultimate parent undertaking

The immediate parent undertaking is TNS UK Ltd and the ultimate parent undertaking and controlling party is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

TNS Media Intelligence Limited

Report and accounts

for the year ended

31 December 2003

Reg No 540209

Report and Accounts

For the year ended 31 December 2003

Directors' report

For the year ended 31 December 2003

The directors present their report together with the audited financial statements of the company for the year ended 31 December 2003.

Principal activities, business review and future developments

The principal activity of the company during the year was, and will continue to be, the monitoring of Radio and Television Broadcasting and publishing reports thereon.

Results and dividends

The loss for the financial year is £2,027,000 (2002: £1,340,000). The directors do not recommend the payment of a dividend for the year (2002: £nil).

Directors

The directors who held office during the year are listed below:

A B Cowling (Chairman)
J M Portier

Directors' interests in shares of the company

No directors had any interests in shares of the company at any time during the year.

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interests in shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

Directors' report

For the year ended 31 December 2003

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution concerning their reappointment will be proposed at the Annual General Meeting.

By order of the board

I J Portal

Company Secretary
Westgate, London, W5 1UA
27th August 2004

Independent auditors' report to the members of TNS Media Intelligence Limited

For the year ended 31 December 2003

We have audited the financial statements which comprise the profit and loss account, the balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

Independent auditors' report to the members of TNS Media Intelligence Limited

For the year ended 31 December 2003

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2003 and of its loss for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
27th August 2004

Profit and loss account

For the year ended 31 December 2003

	Notes	2003	2002
		£000	£000
Turnover – continuing operations	2	**6,627**	6,083
Cost of sales		**(737)**	(1,372)
Gross profit		**5,890**	4,711
Administrative expenses		**(7,928)**	(6,084)
Operating loss – continuing operations		**(2,038)**	(1,373)
Interest receivable and similar income	3	**1**	4
Loss on ordinary activities before taxation	3	**(2,037)**	(1,369)
Taxation on loss on ordinary activities	5	**10**	29
Loss for the financial year		**(2,027)**	(1,340)

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the loss on ordinary activities before tax and the retained loss for the year stated above and their historical cost equivalents.

All the above transactions relate to continuing activities, and there were no discontinued activities during the year.

Balance sheet

As at 31 December 2003

	Notes	2003	2002
		£000	£000
Fixed assets			
Intangible fixed assets	6	**-**	1,653
Tangible fixed assets	7	**76**	248
Investments	8	**-**	14
		76	1,915
Current assets			
Debtors	9	**2,063**	2,098
Cash at bank and in hand		**49**	41
		2,112	2,139
Creditors: amounts falling due within one year	10	**(5,165)**	(5,004)
Net current liabilities		**(3,053)**	(2,865)
Net liabilities		**(2,977)**	(950)
Capital and reserves			
Called up share capital	11	**50**	50
Profit and loss account	12	**(3,027)**	(1,000)
Equity shareholders' liabilities	12	**(2,977)**	(950)

The financial statements on pages 6 to 17 were approved by the board of directors on 27th August 2004 and were signed on its behalf by:



A B Cowling
Chairman

Notes to the financial statements

For the year ended 31 December 2003

1 Principal accounting policies

The principal accounting policies adopted in the preparation of these accounts are set out below:

Basis of accounting

The financial statements are prepared under the historical cost convention and, in accordance with the Companies Act 1985 and applicable UK accounting standards.

At 31st December 2003, the company's current exceeded its current assets by £3,053,000. The ultimate holding company, Taylor Nelson Sofres plc, has confirmed its intention to provide sufficient financial support to the company so as to enable it to meet its liabilities as and when they fall due and to enable the company to continue trading for the foreseeable future. Consequently, the directors have prepared the accounts on a going concern basis.

Cashflow statement

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and the cash flows of the company are included in the consolidated group cash flow statement. Consequently, the company is exempt under the terms of Financial Reporting Standard No. 1 (revised) from publishing a cash flow statement.

Basis of consolidation

No consolidated accounts have been prepared as the company is a wholly owned subsidiary of Taylor Nelson Sofres plc, a company registered in England and Wales. Business combinations are accounted for under acquisition accounting.

Goodwill

Goodwill represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. In the company's financial statements, goodwill is amortised in equal instalments over the shorter of 20 years and its useful economic life and charged to the profit and loss account. Goodwill is subject to an impairment review at the end of the first full year following an acquisition and at any other time, if events or changes in circumstances indicate that the carrying value may not be recoverable. In accordance with this policy, an impairment review was carried out in 2003 and goodwill was fully written down.

1 Principal accounting policies (continued)

Tangible fixed assets

Fixed assets are stated at original cost less accumulated depreciation. Depreciation is provided on all fixed assets, other than freehold land, at rates calculated to write off the cost less estimated residual value of each asset principally on a straight line basis over its expected useful life as follows:

Freehold property	50 years
Short leasehold property	period of lease
Fixtures, fittings and computer equipment	3 - 10 years

Fixed asset investments

Fixed asset investments are stated at cost less provisions for any permanent diminution in the value of investments.

Operating leases

Rentals under operating leases are charged directly to the profit and loss account on a straight-line basis over the lease term.

Pensions

The company participates in the group defined contribution pension plan, contributions for which are charged to the profit and loss account as they become payable in accordance with the rules of the plan.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that, based on available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

Notes to the financial statements

For the year ended 31 December 2003

2 Turnover

Turnover represents the total amounts invoiced by the company in respect of broadcast monitoring services to customers, excluding Value Added Tax, and was all earned within the United Kingdom.

3 Loss on ordinary activities before taxation

Loss on ordinary activities before taxation is stated after charging/(crediting):

	2003	2002
	£000	£000
Depreciation of owned fixed assets	**166**	218
Amortisation of goodwill	**118**	118
Impairment of goodwill	**1,535**	-
Auditors' remuneration for audit services	**7**	6
Profit on disposal of fixed assets	**(215)**	-
Operating leases - land and buildings	**229**	249
Operating leases – other	**47**	50
Interest receivable	**(1)**	(4)

4 Employee information

The average number of employees (including executive directors) employed by the company during the year was as follows:

	2003	2002
	No.	No.
Monitoring and production	137	137
Sales and administration	59	59
	196	196

Employment costs comprised:	£000	£000
Wages and salaries	3,783	3,621
Social security costs	363	307
Other pension costs	56	45
	4,202	3,973

None of the directors received any remuneration for their services in the year.

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his emoluments are disclosed in the financial statements of that company.

5 Taxation on loss on ordinary activities

	2003	2002
	£000	£000
Analysis of credit in the year:		
Current tax		
Adjustments in respect of prior years	-	(16)
Total current tax	-	(16)
Deferred tax		
Origination and reversal of timing difference		
- Current year	(10)	(13)
- Prior year	-	-
Total deferred tax	(10)	(13)
Tax on loss on ordinary activities	(10)	(29)
Factors affecting tax credit for the year:		
Loss on ordinary activities before taxation	(2,037)	(1,369)
Loss on ordinary activities before tax multiplied by the standard rate of corporation tax (30%)	(611)	(411)
Effects of:		
Expenses not deductible for tax purposes	(64)	37
Group relief	665	362
Depreciation for year in excess of capital allowances	10	12
Adjustments to tax charge in respect of prior years	-	(16)
Current tax credit	-	(16)

The company surrendered losses to other companies in the group for nil consideration.

5 Taxation on loss on ordinary activities (continued)

There is no un-provided deferred tax in the company (2002: £nil). Deferred tax is analysed as follows:

	Accelerated Capital Allowances	**Total**
	£000	**£000**
At 1 January 2003	(88)	**(88)**
Credited to the profit and loss account	(10)	**(10)**
As at 31 December 2003	**(98)**	**(98)**

6 Intangible fixed assets

	Goodwill
	£000
Cost	
At 1 January 2003	1,771
Additions	-
At 31 December 2003	**1,771**
Amortisation	
At 1 January 2003	118
Charge for the year	118
Impairment	1,535
At 31 December 2003	**1,771**
Net book value	
At 31 December 2003	-
At 31 December 2002	1,653

Goodwill has been written down to nil following an impairment review as per the accounting policy stated on page 8.

7 Tangible fixed assets

	Freehold land and buildings	Equipment	Total
	£000	£000	£000
Cost			
At 1 January 2003	22	1,936	1,958
Additions	-	6	6
Disposals	(22)	(19)	(41)
At 31 December 2003	**-**	**1,923**	**1,923**
Depreciation			
At 1 January 2003	10	1,700	1,710
Charge for the year	-	166	166
Disposals	(10)	(19)	(29)
At 31 December 2003	**-**	**1,847**	**1,847**
Net book value			
At 31 December 2003	**-**	**76**	**76**
At 31 December 2002	12	236	248

8 Fixed asset investments

	Interests in subsidiary undertakings
	£000
Cost and net book value	
At 1 January 2003	14
Provision against investment	(14)
At 31 December 2003	**-**

The investment was fully provided against during the year due to the subsidiary's dormant status.

Details of the principal investments in which the company holds more than 20% of the nominal value of any class of share capital, all of which is represented by ordinary shares, are as set out below:

Subsidiary undertakings	Country of incorporation	Ownership		Principal activity
		2003	2002	
Parker Bishop Limited	UK	**100%**	100%	Dormant

The company is exempt from the obligation to prepare and deliver consolidated financial statements under section 228 of the Companies Act 1985.

9 Debtors

	2003	2002
	£000	£000
Trade debtors	**1,876**	1,823
Amounts due from group undertakings	**28**	44
Prepayments and accrued income	**60**	34
Other debtors	**99**	197
	2,063	2,098

Notes to the financial statements

For the year ended 31 December 2003

10 Creditors: Amounts falling due within one year

	2003	2002
	£000	£000
Amounts owed to group undertakings	**3,976**	4,445
Fees in advance	**162**	131
Other tax and social security	**311**	285
Accruals and deferred income	**339**	-
Other creditors	**377**	143
	5,165	5,004

11 Called up share capital

	2003	2002
	£000	£000
Authorised		
50,000 ordinary shares of £1 each	**50**	50
Allotted, called up and fully paid		
50,000 ordinary shares of £1 each	**50**	50

12 Reconciliation of movements in shareholders' funds

	Share capital £000	Profit and loss account £000	Total £000
Balance at 1 January 2003	50	(1,000)	(950)
Loss for the year	-	(2,027)	(2,027)
Balance at 31 December 2003	**50**	**(3,027)**	**(2,977)**

Notes to the financial statements

For the year ended 31 December 2003

13 Other financial commitments

Annual commitments under non-cancellable operating leases are as follows:

	Land and buildings		Other	
	2003	2002	**2003**	2002
Operating leases which expire:	**£000**	£000	**£000**	£000
within one year:	**4**	158	-	3
within two to five years:	**150**	58	-	-
after five years:	**10**	10	-	-
	164	226	-	3

14 Related party transactions

TNS Media Intelligence Limited is a wholly owned subsidiary of Taylor Nelson Sofres plc, the consolidated financial statements of which are publicly available. Consequently, in accordance with the exemption allowed by paragraph 3(c) of FRS8, Related Party Disclosures, the financial statements do not include disclosure of transactions with companies that are part of the group or investees of the group that qualify as related parties.

15 Ultimate parent undertaking

The immediate parent undertaking is TNS UK Ltd and the ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

TNS Field Limited
(Formerly Specialist Field Resources Limited)

Report and accounts

for the year ended

31 December 2003

Reg No 2597974

TNS Field Limited
(Formerly Specialist Field Resources Limited)

Report and accounts

For the year ended 31 December 2002

Directors' report

For the year ended 31 December 2003

The director presents his report together with the audited financial statements of the company for the year ended 31 December 2003.

Principal activities, business review and future developments

The principal activity of the company during the year was, and will continue to be, market research fieldwork. Both the level of business and the year end financial position were satisfactory and the director expects that the present level of activity will be sustained for the foreseeable future. The company's name was changed on 16 April 2003 from Specialist Field Resources to TNS Field Limited.

Results and dividends

The profit for the financial year is £870,623 (2002: £319,879 loss). The director does not recommend payment of a final dividend (2002: £1,148,838).

Directors

The director of the company during the year is listed below:

A B Cowling

Directors' interests in shares of the company

The director had no interests in shares of the company at any time during the year.

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. The directors are required to prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2003 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

The auditors, PricewaterhouseCoopers LLP, have indicated their willingness to continue in office and a resolution concerning their reappointment will be proposed at the Annual General Meeting.

By order of the board

I J Portal

Company Secretary
Westgate, London W5 1UA
27th August 2004

Independent auditors' report to the members of TNS Field Limited

For the year ended 31 December 2003

We have audited the financial statements, which comprise the profit and loss account, balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of director's responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Independent auditors' report to the members of TNS Field Limited

For the year ended 31 December 2003

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2003 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
27th August 2004

Profit and loss account

For the year ended 31 December 2003

	Notes	2003	2002
		£	£
Turnover- continuing operations	2	**8,370,314**	7,409,988
Cost of sales		**(7,499,429)**	(6,581,011)
Profit on ordinary activities before tax	3	**870,885**	828,977
Taxation on profit on ordinary activities	5	**(262)**	(18)
Profit for the financial year		**870,623**	828,959
Dividends payable		-	(1,148,838)
Retained profit/(loss) for the financial year	9	**870,623**	(319,879)

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the profit or loss on ordinary activities before tax and the retained profit or loss for the year stated above and their historical cost equivalents.

There were no discontinued activities in the year (2002: £nil).

Balance sheet

As at 31 December 2003

	Notes	**2003**	2002
		£	£
Current assets			
Debtors	6	**1,754,582**	2,730,346
Creditors: amounts falling due within one year	7	**(53,000)**	(1,899,387)
Net assets		**1,701,582**	830,959
Capital and reserves			
Called up share capital	8	**2,000**	2,000
Profit and loss account		**1,699,582**	828,959
Equity shareholders' funds	9	**1,701,582**	830,959

The financial statements on pages 6 to 12 were approved by the director on 27th August 2004 and were signed by:

A B Cowling
Chairman

Notes to the financial statements

For the year ended 31 December 2003

1 Principal accounting policies

Basis of accounting

The financial statements are prepared on the going concern basis, under the historical cost convention, and in accordance with the Companies Act 1985 and applicable UK accounting standards. The principal accounting policies are set out below.

Cash flow statement

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and the cash flows of the company are included in the consolidated group cash flow statement. Consequently, the company is exempt under the terms of Financial Reporting Standard No. 1 (Revised) from publishing a cash flow statement.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that, based on available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

2 Turnover

Turnover represents the total amounts invoiced by the company in respect of services to customers, all of which are group companies, excluding Value Added Tax, and was all earned within the United Kingdom.

3 Profit on ordinary activities before taxation

Auditors' remuneration in respect of the year ended 31 December 2003 has been borne by the immediate parent company, Taylor Nelson Sofres UK Ltd (2002: £nil).

4 Directors' emoluments

The company has no employees (2002: nil) except for its director, who received no remuneration for his services in the year (2002: £nil).

5 Taxation on profit on ordinary activities

	2003	2002
	£	£
Analysis of charge/(credit) in the year		
Current tax		
Adjustments in respect of prior years	**-**	(330)
Total current tax	**-**	(330)
Deferred tax		
Origination and reversal of timing differences		
- current year	**262**	348
- prior year	**-**	-
Total deferred tax	**262**	348
Tax on profit on ordinary activities	**262**	18
Factors affecting tax charge for the year		
Profit on ordinary activities before tax	**870,885**	828,977
Profit on ordinary activities before tax multiplied by standard rate of corporation tax (30%)	**261,266**	248,693
Effects of:		
Utilisation of group relief	**(261,004)**	(248,345)
Adjustments in respect of prior years	**-**	(330)
Capital allowances in excess of depreciation	**(262)**	(348)
Tax on profit on ordinary activities	**-**	(330)

5 Taxation on profit on ordinary activities(continued)

The company benefited from the surrender of losses, resulting in there being no corporation tax charge for 2003. Such losses are surrendered to TNS Field Limited at nil cost, from other companies within the Group.

There is no un-provided deferred tax in the company (2002: £nil). Deferred tax is analysed as follows:

	Accelerated Capital Allowances	Total
	£	£
At 1 January 2003	(1,045)	**(1,045)**
Charged to the profit and loss account	262	**262**
As at 31 December 2003	**(783)**	**(783)**

6 Debtors

	2003	2002
	£	£
Amounts owed by parent undertaking	**1,753,799**	2,729,301
Deferred tax	**783**	1,045
	1,754,582	2,730,346

7 Creditors: Amounts falling due within one year

	2003	2002
	£	£
Amounts owed to parent	-	1,846,819
Amounts owed to group undertaking	**53,000**	53,000
Corporation tax	-	18
	53,000	1,899,837

8 Called up share capital

	2003	2002
Authorised, allotted, called up and fully paid	£	£
2,000 ordinary shares of £1 each	**2,000**	2,000

9 Reconciliation of movements in shareholders' funds

	Share Capital	Profit and loss	Total
	£	£	£
Balance at 1 January 2003	2,000	828,959	830,959
Retained profit for the year	-	870,623	870,623
Closing shareholders' funds	**2,000**	**1,699,582**	**1,701,582**

10 Related party transactions

TNS Field Limited (formerly Specialist Field Resources Limited) is a wholly owned subsidiary of Taylor Nelson Sofres plc, the consolidated financial statements of which are publicly available. Consequently, in accordance with the exemption allowed by paragraph 3(c) of FRS8, Related Party Disclosures, the financial statements do not include disclosure of transactions with companies that are part of the group or investees of the group that qualify as related parties.

11 Ultimate parent undertaking

The immediate parent undertaking is TNS UK Limited.

The ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the ultimate parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.